Exhibit (12)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (amounts in thousands)


                                                  1999        1998        1997
                                                  ----        ----        ----

Net Earnings (Loss)                             $127,227    $(4,779)    $150,366

Add:
     Income taxes                                 70,710     15,619       88,310
     Minority interest in earnings of
       consolidated subsidiaries                     177      4,228        4,461
                                                --------    -------     --------

Net Earnings as Defined                          198,114     15,068      243,137

Fixed Charges:
     Interest on debt                             27,358     21,254       17,654
     Interest element of rentals                   5,031      3,595        3,630
                                                --------    -------     --------

Total Fixed Charges                               32,389     24,849       21,284

Total Adjusted Earnings Available for
   For Payment of Fixed Charges                 $230,503    $39,917     $264,421
                                                --------    -------     --------

Ratio of Earnings to Fixed Charges                   7.1        1.6         12.4
                                                ========    =======     ========


For purpose of computing this ratio, "earnings" consist of (a) income from continuing operations before income taxes (adjusted for minority interest) and
(b) "fixed charges" consist of interest on debt and the estimated interest portion of rents.